Exhibit 99.5

Company	Wolseley PLC
TIDM	WOS
Headline	Acquisition Update
Released	07:00 24-Apr-06

RNS Number:8512B
Wolseley PLC
24 April 2006

NEWS RELEASE
24 April 2006

Wolseley plc

Acquisition update

£42 million spent on four further acquisitions taking total for the year so far to a record £665 million

Wolseley plc, the world's largest specialist trade distributor of plumbing and heating products to professional contractors and a leading supplier of building materials, announced today four further acquisitions for an aggregate consideration of £42 million. In a full year, these four acquisitions are expected to add approximately £93 million in additional revenue.

Since the beginning of the financial year on 1 August 2005, a total of 39 businesses in Europe and North America have been acquired for an aggregate consideration of approximately £665 million. These 39 acquisitions are expected to add approximately £1,089 million to Group revenue in a full year. Goodwill and intangible assets related to these acquisitions is estimated to be around £427 million. These totals do not include the recommended offer for Brandon Hire plc which was announced on 28 March 2006.

North America

On 11 April 2006, Ferguson Enterprises, Inc. ("Ferguson") acquired Pipe Products, Inc. ("Pipe Products") a pipe distributor, from Steve Tino and Steve Kushner. Pipe Products operates six facilities across Ohio, Kentucky and Indiana and conducts business in three principal market segments: mechanical/industrial, fire fabrication and process chemical/petroleum. In the year ended 30 April 2005 Pipe Products had revenue of $60.5 million (£34.6 million) and gross assets of $12.4 million (£7.1 million) at that date.

On 17 April 2006, Stock Building Supply ("Stock") acquired the fixed assets and inventory of the wholesale division ("Wholesale Division") of Davis Homes, LLC ("Davis Homes"). Based in Indianapolis, Wholesale Division is the only supplier of roof trusses, wall panels, door assemblies, framing lumber, windows, sub flooring, trim, roofing and sheathing to Davis Homes. As part of the acquisition, Stock will enter into a supply agreement with Davis Homes. In the year ended 31 December 2005 Wholesale Division had revenue of $19.4 million (£11.1 million) and gross assets of $1.7 million (£1.0 million) at that date.

Europe

On 19 April 2006, Wolseley UK acquired K&R Building Supplies Limited ("K&R") a builders' merchant, from Kay Clackworthy and Peter Clackworthy. K&R operates from a one acre site close to the centre of Penzance, Cornwall. In the year ended 31 March 2005 K&R had revenue of £3.0 million and gross assets of £100,000 at that date.

On 21 April 2006 Wolseley UK acquired AC Electrical Limited ("AC Electrical") an electrical wholesalers, from John Kelly, Michael Kelly, Lydia Kelly, David Bell and Richard Rose. AC Electrical targets small to medium sized electrical contractors. It operates from 40 branches with geographic coverage stretching southwards from Leeds and Manchester complementing the William Wilson branches, acquired in November 2005, which are located in Scotland and the north of England. In the year ended 31 March 2005 AC Electrical had revenue of £44.4 million and gross assets of £7.8 million at that date. Following this acquisition, Wolseley UK has 66 stand alone electrical branches.

The divisional split of the total acquisition spend since 1 August 2005 is:

Division	No. of Acquisitions	Spend
		£ Million

Europe	16	308
North America	23	357
TOTAL	39	665

Charlie Banks, Group Chief Executive of Wolseley said:

"We are delighted to announce these new acquisitions which will further strengthen our presence in Europe and North America. They support our strategy of growing the business through increased product and geographic diversity to provide a platform for future organic growth."

ENQUIRIES:

Investors/Analysts:

Guy Stainer	0118 929 8744
Head of Investor Relations	07739 778187

John English	001 513 771 9000
Director, Investor Relations North America	001 513 328 4900

Media:
Penny Studholme	0118 929 8886
Director of Corporate Communications

Brunswick	020 7404 5959

Andrew Fenwick
Nina Coad

Exchange Rates

The following exchange rate has been used for the acquisition noted above:
£1 = $1.75.

Certain statements included in this announcement may be forward-looking and may involve risks, assumptions and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward looking statements. Forward-looking statements include, without limitation, projections relating to results of operations and financial conditions and the Company's plans and objectives for future operations including, without limitation, discussions of the Company's business and financial plans, expected future revenues and expenditures, investments and disposals, risks associated with changes in economic conditions, the strength of the plumbing and heating and building materials market in North America and Europe, fluctuations in product prices and changes in exchange and interest rates. All forward-looking statements in this respect are based upon information known to the Company on the date of this announcement. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. It is not reasonably possible to itemise all of the many factors and events that could cause the Company's forward-looking statements to be incorrect or that could otherwise have a material adverse effect on the future operations or results of the Company.

Notes to Editors

Wolseley plc is the world's largest specialist trade distributor of plumbing and heating products and a leading supplier of building materials to professional contractors in North America, the UK and Continental Europe. Group revenues for the year ended 31 July 2005 were approximately £11.3 billion and operating profit, before amortisation of acquired intangibles, was £708 million. Wolseley has more than 65,000 employees operating in 14 countries namely: UK, USA, France, Canada, Ireland, Italy, The Netherlands, Switzerland, Austria, Czech Republic, Hungary, Belgium, Luxembourg and Denmark. Wolseley is listed on the London and New York Stock Exchanges (LSE: WOS.L, NYSE: WOS) and is in the FTSE 100 index of listed companies.

– ENDS –

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